                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 14D-9
                               (AMENDMENT NO. 1)
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                        Dynamics Corporation of America
                           (Name of Subject Company)

                        Dynamics Corporation of America
                     (Name of Person(s) Filing Statement)

                    Common Stock, par value $0.10 per share
                 (Including the associated Series A Cumulative
                Participating Preferred Stock Purchase Rights)
                        (Title of Class of Securities)

                                  268039 10 4
                     (CUSIP Number of Class of Securities)

                               Henry V. Kensing
                            Vice President, General
                             Counsel and Secretary
                              475 Steamboat Road
                       Greenwich, Connecticut 06830-7197
                                (203) 869-3211
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement).

                                With a Copy to:

                                 Alan C. Myers
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue
                           New York, New York 10022
                                (212) 735-3000

     This Amendment amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Dynamics Corporation of America (the "Company"), filed in connection with the tender offer by SB Acquisition Corp., a wholly owned subsidiary of WHX Corporation, for shares of common stock (including the associated Series A Cumulative Participating Preferred Stock Purchase Rights) of the Company. Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
   NO.
-------

Exhibit 11 Complaint in Dynamics Corporation of America v. WHX Corporation and SB Acquisition Corp. (3:97 CV 702 (GLG)), filed in the United States District Court for the District of Connecticut on April 14, 1997.

Exhibit 12 Press Release issued by Dynamics Corporation of America, dated April 14, 1997.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 14, 1997               DYNAMICS CORPORATION OF
                                      AMERICA



                                      By:  /s/ Henry V. Kensing
                                         -------------------------------------
                                          Henry V. Kensing
                                          Vice President, General Counsel and
                                          Secretary

                                 EXHIBIT INDEX


EXHIBIT
   NO.         DESCRIPTION
-------        -----------

Exhibit 11 Complaint in Dynamics Corporation of America v. WHX Corporation and SB Acquisition Corp. (3:97 CV 702 (GLG)), filed in the United States District Court for the District of Connecticut on April 14, 1997
Exhibit 12 Press Release issued by Dynamics Corporation of America, dated April 14, 1997